Exhibit 99.3

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF ALIBABA GROUP HOLDING LIMITED FOR
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 25, 2025

The undersigned holder of Ordinary Shares of Alibaba Group Holding Limited, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated August 5, 2025, and hereby appoints each of Joseph C. TSAI, Eddie Yongming WU, Sara Siying YU or Kevin Jinwei ZHANG or____________________________________(email address:_____________________) as proxy, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held virtually by electronic means on September 25, 2025 at 9:00 p.m., Hong Kong Time, or 9:00 a.m., New York Time (the “General Meeting”), and at any adjournment or adjournments thereof, and to vote all Ordinary Shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy holder upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement available for review and download on the Company’s website www.alibabagroup.com/en/ir/agm. Unless otherwise defined herein, capitalized terms used in this proxy shall have the same meanings as those defined in the proxy statement.

This proxy is given in respect of ________________________ Ordinary Shares registered in the name of the undersigned.

Note: A holder of Ordinary Shares who is entitled to more than one vote need not cast all their votes in the same way. In respect of any of the proposals set out below, the undersigned shareholder may instruct the proxy holder to vote some or all of the shares either “for” or “against” any resolution and/or to “abstain” from voting, and the proxy holder will then cast such votes in respect of those proposals in such different ways as instructed by the undersigned shareholder. In this case, please specify in the voting boxes below the number of shares in respect of which the proxy holder is to vote “for” or “against” or to “abstain” in respect of each proposal. If no such numbers are specified, the proxy holder will cast all of the votes for the Ordinary Shares in respect of which this proxy is given either “for”, “against” or “abstained”, as indicated. If “abstain” is marked in the voting box, the proxy holder will abstain from voting regarding such relevant resolution and, accordingly, such vote will not be counted for the purposes of determining whether such resolution has been passed.

The Ordinary Shares in respect of which this proxy form is given (when properly executed and delivered to the mailing or e-mail address set forth below) will be voted by the proxy holder in the manner directed herein by the undersigned shareholder. If no direction is made, the Ordinary Shares in respect of which this proxy form is given will be voted in the proxy holder’s discretion for the following proposals:

AS ORDINARY RESOLUTIONS

PROPOSAL 1: to grant a general mandate to the Board to issue, allot and/or otherwise deal with the additional Ordinary Shares (including in the form of ADSs) of the Company (including any sale or transfer of Treasury Shares) during the Issuance Period not exceeding 10% of the number of issued Ordinary Shares of the Company (excluding Treasury Shares) as of the date of passing of this ordinary resolution and any Ordinary Shares to be issued and allotted pursuant to this mandate shall not be at a discount of more than 10% to the Benchmarked Price, as detailed in the proxy statement.

FOR	AGAINST	ABSTAIN
☐	☐	☐

PROPOSAL 2: to grant a general mandate to the Board to repurchase Ordinary Shares (including in the form of ADSs) of the Company during the Repurchase Period not exceeding 10% of the number of issued Ordinary Shares of the Company (excluding Treasury Shares) as of the date of passing of this ordinary resolution, as detailed in the proxy statement.

FOR	AGAINST	ABSTAIN
☐	☐	☐

PROPOSAL 3: to elect each of the following director nominees to serve on the Board.

	FOR	AGAINST	ABSTAIN
Eddie Yongming WU1	☐	☐	☐
Jerry YANG[1]	☐	☐	☐
Wan Ling MARETELLO[1]	☐	☐	☐
Albert Kong Ping NG1	☐	☐	☐

1.	To serve as Group II director for a term of office to expire at the Company’s 2028 annual general meeting.

PROPOSAL 4: to approve the appointments of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the U.S. and Hong Kong independent registered public accounting firms of the Company, respectively, until the conclusion of the next annual general meeting of the Company and for the Board to determine their remuneration.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Dated: _____________________________, 2025

Shareholder Name:	Names of other joint owners (if any):

Print	Print

Signature

If you are a current or former employee of the Company or one of its affiliates, please provide your employee ID:

_________________________________________

This proxy form must be signed by the person registered as the holder of the Ordinary Shares in the register of members as at the close of business on August 5, 2025, Hong Kong Time, or his or her attorney duly authorized in writing or, in the case the appointer is a corporation, must be either under seal or executed under the hand of an officer or attorney or other person duly authorized to sign the same. A proxy need not be a shareholder of the Company.

If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand in the Company’s register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated in the space provided above.

Please send the completed and signed proxy form to us (i) by mail, to 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, or (ii) by e-mail, to Alibaba.proxy@computershare.com.hk.

This proxy form must be received no later than 9:00 p.m., Hong Kong Time, on September 23, 2025 to ensure your representation at the General Meeting.